

	Jody Russell	**Wells Fargo Bank, N.A.**
	Compliance Officer	401 S Tryon St.
	Registration	6th Floor
		Charlotte, NC 28262
		Tel: 704-374-2714

October 27, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Wells Fargo Bank, N.A.
    SBSE-A Security-Based Swap Dealer Application

Because of system limitations in the EDGAR version of Form SBSE-A, Wells Fargo Bank, N.A. ("WFBNA") is submitting the attached document in PDF. This document supplements WFBNA's electronic version of Form SBSE-A, relates to Item 17, and contains WFBNA's responses to Section II of Schedule F (Registration with Foreign Financial Regulatory Authorities).

Wells Fargo Bank, N.A.

UIC: KB1H1DSPRFMYMCUFXT09
CIK: 0000740906
NFA ID: 399337

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date: _____ Applicant NFA No.: 399337	

Section I	Service of Process and Certification Regarding Access to Records

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

A. Name of United States person *applicant* designates and appoints as agent for service of process

B. Address of United States person *applicant* designates and appoints as agent for service of process

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:

Date:

Section II	Registration with Foreign Financial Regulatory Authorities

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

#	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1	Central Bank of Brazil	43.820.471.000.159	Brazil
2	Office of the Superintendent of Financial Institutions	82834 9084RC0001	Canada
3	Cayman Islands Monetary Authority	100062	Cayman Islands

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	*Applicant* Name: Wells Fargo Bank National Association Date:__________ *Applicant* NFA No.: 399337	**Official Use**

Section I *Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

(1) provide the Commission with prompt access to its books and records, and
(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

A. Name of United States person *applicant* designates and appoints as agent for service of process

B. Address of United States person *applicant* designates and appoints as agent for service of process

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

(1) provide the Commission with prompt access to its books and records, and
(2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:

Date:

Section II *Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1.	Colombian Financial Superintendence	20-101	Colombia
2.	Commission for the Financial Markets	590341-180-0	Chile
3.	Central Bank of Argentina	30364	Argentina

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date:_____ Applicant NFA No.: 399337	

Section I	**Service of Process and Certification Regarding Access to Records**

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
(1) provide the Commission with prompt access to its books and records, and
(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A. Name of United States person *applicant* designates and appoints as agent for service of process

   B. Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   Applicant can as a matter of law, and will;

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

   Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

   Signature:

   Name and Title:

   Date:

Section II	**Registration with Foreign Financial Regulatory Authorities**

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1 Financial Conduct Authority	456183	United Kingdom
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2 Prudential Regulation Authority	456183	United Kingdom
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3 Dubai Financial Services Authority	F001853	United Arab Emirates
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date:_____ Applicant NFA No.: __399337__	

Section I	Service of Process and Certification Regarding Access to Records

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

  (1) provide the Commission with prompt access to its books and records, and

  (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

  A. Name of United States person *applicant* designates and appoints as agent for service of process

  B. Address of United States person *applicant* designates and appoints as agent for service of process

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

  (1) provide the Commission with prompt access to its books and records, and

  (2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:

Date:

Section II	Registration with Foreign Financial Regulatory Authorities

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1 Australian Prudential Regulation Authority		Australia
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2 China Banking and Insurance Regulatory Commission	"B1082B211000001 B1082B131000001"	China
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3 People's Bank of China	"B1082B211000001 B1082B131000001"	China
· English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

  If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date:_____ Applicant NFA No.: __399337__	

Section I	***Service of Process and Certification Regarding Access to Records***

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
- (1) provide the Commission with prompt access to its books and records, and
- (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:
   A. Name of United States person *applicant* designates and appoints as agent for service of process

   B. Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   Applicant can as a matter of law, and will;

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

   Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

   Signature:

   Name and Title:
   Hong Kong Deposit Protection Board

   Date:

Section II	***Registration with Foreign Financial Regulatory Authorities***

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1. State Administration of Foregin Exchange	"B1082B211000001 B1082B131000001"	China
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2. Hong Kong Monetary Authority	B245	China
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3. Hong Kong Deposit Protection Board		China
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date:_____ Applicant NFA No.: __399337__	

Section I	*Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A.   Name of United States person *applicant* designates and appoints as agent for service of process

   B.   Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

  Applicant can as a matter of law, and will;

    (1) provide the Commission with prompt access to its books and records, and

    (2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:

Date:

Section II	*Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1. Reserve Bank of India		India
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2. Financial Services Agency	1740	Japan
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3. Ministry of Finance	1740	Singapore
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	Applicant Name: Wells Fargo Bank National Association	Official Use
	Date:_____ Applicant NFA No.: _____ 399337	

Section I	*Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
  (1) provide the Commission with prompt access to its books and records, and
  (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

  A.   Name of United States person *applicant* designates and appoints as agent for service of process

  B.   Address of United States person *applicant* designates and appoints as agent for service of process

  The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

  (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

  (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

  Applicant can as a matter of law, and will;

  (1) provide the Commission with prompt access to its books and records, and

  (2) submit to onsite inspection and examination by the Commission.

  Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

  Signature:

  Name and Title:

  Date:

Section II	*Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

#	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1	Monetary Authority of Singapore	A9265	Singapore
2	Financial Services Commission		Korea
3	Financial Supervisory Service		South Korea

 If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

Schedule F of FORM SBSE-A	*Applicant* Name: <u>Wells Fargo Bank National Association</u>	**Official Use**
	Date:_____ *Applicant* NFA No.: <u>399337</u>	

Section I	*Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
   (1) provide the Commission with prompt access to its books and records, and
   (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A.   Name of United States person *applicant* designates and appoints as agent for service of process

   B.   Address of United States person *applicant* designates and appoints as agent for service of process

      The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

      (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   Applicant can as a matter of law, and will;

      (1) provide the Commission with prompt access to its books and records, and

      (2) submit to onsite inspection and examination by the Commission.

   Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

   Signature:

   Name and Title:

   Date:

Section II	*Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1.	Ministry of Economy and Finance		Korea
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2.	Bank of Korea		Korea
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3.	Taiwan Finanical Supervisory Commission		Taiwan
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

  If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

<table>
<tr><td>Schedule F of FORM
SBSE-A</td><td>Applicant Name: <u>Wells Fargo Bank National Association</u>
Date:_____   Applicant NFA No.: ___399337___</td><td>Official Use</td></tr>
</table>

Section I	*Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

  (1) provide the Commission with prompt access to its books and records, and

  (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A.   Name of United States person *applicant* designates and appoints as agent for service of process

   B.   Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   Applicant can as a matter of law, and will;

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

   Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

   Signature:

   Name and Title:

   Date:

Section II	*Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1.	State Bank of Vietnam	01/GP-NHNN	Vietnam
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2.			
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3.			
	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

   If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.